TO: Contract Review and Governance Committee of IXIS Advisor Funds /Loomis
    Sayles Funds (the Committee)

FROM: Kevin Charleston

DATE: May 4, 2006

SUBJECT: Use of Mortgage Dollar Rolls in the Loomis Sayles Fixed Income Funds


As you may recall, the Board approved the use of mortgage dollar rolls as a principal investment strategy for several of the Loomis Sayles fixed income funds in June 2004. The Board also approved the use of mortgage dollar rolls for the Loomis Sayles Global Bond Fund in March 2006. After receiving these approvals, Loomis Sayles reviewed all of the Loomis Sayles fixed income funds and determined that there are additional funds for which dollar rolls have not been approved. Loomis Sayles believes that it is appropriate at this time to permit these funds to take advantage of the market opportunities that dollar rolls offer and is requesting the Boards approval to add the use of mortgage dollar rolls as a principal investment strategy to the funds listed on Schedule I.

As previously described to the Committee, a dollar roll is effectively a collateralized short term financing, where the collateral is the mortgage security. A fund that already holds a mortgage security can sell this security while simultaneously agreeing to purchase a similar mortgage security from the same counterparty at a future date. By rolling mortgages in this manner, a fund is able to maintain exposure to mortgages while having sale proceeds to invest in cash equivalents. A fund may also buy a pool of mortgages to settle on a forward basis, and then use the cash that would otherwise be used to settle the purchase in cash equivalents to generate additional income. At times, these forward purchases might be a more attractive option than purchasing the security on a current basis. When utilizing dollar rolls, a fund will maintain cash equivalents in an amount equal to or greater than the forward obligation on the rolls to prevent leveraging, and Loomis Sayles will monitor counterparty exposure.

Loomis Sayles is proposing the use of dollar rolls in the funds listed on
Schedule I consistent with the prior approvals. Many of these funds already have the appropriate disclosure in their prospectuses and/or statements of additional information. Following approval, Loomis Sayles will work with the legal department of IXIS Asset Management Advisors, L.P. to update the disclosure documents for the funds as necessary.


SCHEDULE I

IXIS Income Diversified Portfolio
IXIS Moderate Diversified Portfolio
Loomis Sayles Bond Fund
Loomis Sayles Fixed Income Fund
Loomis Sayles High Income Opportunities Fund
Loomis Sayles Inflation Protected Securities Fund
Loomis Sayles Institutional High Income Fund
Loomis Sayles Securitized Asset Fund



Item 77(D)